UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-9318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRANKLIN RESOURCES, INC.

One Franklin Parkway

San Mateo, California 94403

Franklin Resources, Inc.

1998 Employee Stock Investment Plan

Financial Statements

For Year Ended July  31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Franklin Resources, Inc. 1998 Employee Stock Investment Plan

We have audited the accompanying statements of financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”) as of July 31, 2008 and 2007 and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

The statements of income and changes in plan equity for the year ended July 31, 2006 were audited by other auditors whose report, dated October 11, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan as of July 31, 2008 and 2007 and income and changes in plan equity for the years ended July 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP
Sacramento, California
October 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Franklin Resources, Inc. 1998 Employee Stock Investment Plan

In our opinion, the accompanying statement of income and changes in plan equity presents fairly, in all material respects, the income and changes in plan equity of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”) for the year ended July 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of income and changes in plan equity is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of income and changes in plan equity, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of income and changes in plan equity presentation. We believe that our audit of the statement of income and changes in plan equity provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
October 11, 2006

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION

as of July 31,	2008	2007
Assets:
Contributions due from participants payrolls	$12,210,450	$11,082,909
Matching share contribution due from Plan Sponsor	4,835,453	8,464,246

Total assets	$17,045,903	$19,547,155

Liabilities and Plan Equity:
Payable to Plan Sponsor	$17,045,903	$19,547,155
Plan equity	—	—

Total liabilities and Plan equity	$17,045,903	$19,547,155

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

for the fiscal years ended July 31,	2008	2007	2006
Additions:
Participants contributions	$25,505,820	$22,434,057	$19,320,053
Employer match contributions	10,833,675	15,161,801	12,885,682

Total additions	36,339,495	37,595,858	32,205,735
Deductions:
Exercise of option to purchase Plan Sponsor’s common stock	(36,339,495)	(37,595,858)	(32,205,735)

Net increase in plan equity	—	—	—
Plan equity at:
Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The following description of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. All terms have the meaning set forth in the Plan document.

The Plan was initially approved by the Board of Directors of Franklin Resources, Inc. (“Franklin”) in December 1997 and by the stockholders of Franklin in January 1998, and became effective on February 1, 1998. The Plan was established for the purpose of providing employees of Franklin and its subsidiaries with an opportunity to purchase common stock of Franklin through accumulated payroll deductions. The Plan is intended to qualify as an “Employee Stock Investment Plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). As authorized under the Plan, the Board of Directors and/or the Compensation Committee of the Board of Directors of Franklin approved certain amendments to the Plan in December 2000, October 2002, December 2006, June 2007, July 2007 and June 2008 and, where required by the Plan or the Code, stockholder approval was obtained for such amendments.

The Plan is administered by the Compensation Committee of the Board of Directors of Franklin (the “Plan Administrator”). Smith Barney Stock Plan Services provides recordkeeping services and processes and maintains the individual accounts of the participants. Franklin pays all expenses incurred for administering the Plan.

Eligibility. Employees of Franklin or a designated subsidiary who have been employed for at least ten (10) days are eligible to participate in the Plan. An employee may not be granted an option under the Plan if (1) after the granting of the option, such employee would be deemed to own five percent (5%) or more of the combined voting power or value of all classes of stock of Franklin or (2) such employee is subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the employee’s participation in the Plan.

Participation. Participants in the Plan, by a subscription agreement, authorize a whole percentage payroll deduction between one percent (1%) and ten percent (10%) of compensation during each purchase period. Effective August 1, 2007, the duration of a purchase period changed from a twenty-four (24) month purchase period to a six (6) month purchase period. The purchase and accrual periods are approximately six (6) months and run from February 1 to July 31 each year and from August 1 each year to January 31 of the following year. The Plan Administrator has the authority to change any purchase period and the length of accrual periods within each purchase period subsequent to the initial purchase period by announcement at least ten (10) days prior to the commencement of the purchase period and to determine whether subsequent purchase periods shall be consecutive or overlapping. As of August 1, 2007, accrual periods and purchase periods have the same meaning and the fair market value of the common stock is determined on the enrollment date or exercise date for the duration of the purchase period of six (6) months.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Purchase Discount. Participants are granted a separate option for each purchase period on an enrollment date, which option will be automatically exercised in successive installments on the exercise dates ending within such purchase period. In no event may the participant purchase common stock in any one (1) calendar year having a fair market value in excess of $25,000. If, on the first day of any accrual period in a purchase period commencing prior to August 1, 2007, the fair market value of the common stock is less than the fair market value of the common stock on the enrollment date of the purchase period, the purchase period will be terminated automatically and the participant will be enrolled automatically in a new purchase period which has its first accrual period commencing on that date. For purchase periods commencing prior to August 1, 2008, the purchase price under the Plan is equal to ninety percent (90%) of the lower of (a) the fair market value per share of the common stock on the enrollment date of a purchase period or (b) the fair market value per share on the exercise date. For purchase periods commencing on and after August 1, 2008, the purchase price under the Plan is equal to eighty-five percent (85%) of the lower of (a) the fair market value per share of the common stock on the enrollment date of a purchase period or (b) the fair market value per share on the exercise date for the purchase period. No interest is paid on amounts deducted from an employee’s payroll deduction and subsequently used to purchase common stock under the Plan.

Shares Authorized. The maximum number of shares of common stock available for sale or as a matching grant under the Plan is limited to eight million (8,000,000) shares. The Plan authorizes the issuance of up to two thousand (2,000) shares of common stock per participant (subject to adjustment for capital changes) in any purchase period.

Withdrawal and Termination of Employment. Participants may withdraw from the Plan, in whole but not in part, at any time by giving at least fifteen (15) days prior written notice, in which event Franklin will refund the entire balance of the participant’s deductions during the purchase period. In addition, upon a participant’s ceasing to be an employee for any reason or upon termination of employment, the deferral made by the participant but not yet used to purchase shares will be returned to the participant. Withdrawal during a purchase period will not prevent the participant from participating in a later purchase period.

Amendment and Termination. The Plan Administrator may at any time terminate or amend the Plan. No such termination may affect options previously granted, nor may an amendment make any change in any option previously granted which adversely affect the rights of any participant. A participant’s rights under the Plan are revoked upon termination of such participant’s employment. Upon such termination, Franklin is responsible for returning all monies in such participant’s account which have not yet been used to purchase shares under the Plan.

Matching Grants. For purchase periods commencing prior to August 1, 2008, Franklin has the right, at its discretion, to provide matching stock based grants to participants of whole or partial shares upon such terms and conditions as are determined from time to time by the Plan Administrator. While reserving its right to change such determination at any time, the Plan

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Administrator has been providing a matching grant of one-half (1/2) share for each share issued to a participant who holds shares purchased under the Plan, which have not previously been matched, for at least eighteen (18) months after exercise. No matching grants will be made for shares purchased during purchase periods commencing on or after August 1, 2008.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Participants’ contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees’ compensation. Employer matching contributions from Franklin, as described above, are recorded based on the value of the amount of shares at the time Franklin provides the matching grant of shares.

Withdrawals and Termination of Employment

All contributions to the Plan have been reported net of withdrawals, as employee withdrawals are refunded by Franklin, the plan sponsor, prior to deposit into the Plan. See “Withdrawal and Termination of Employment” in Section 1 above.

Impact of Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 provides the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a cumulative effective adjustment to opening retained earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan’s management does not expect the adoption of SFAS 159 to have a material impact on the Plan’s financial position or results of operations.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP No. FAS 157-1”). FSP No. FAS 157-1 amends SFAS 157 to exclude FASB Statement No. 13, “Accounting for Leases” (“SFAS 13”) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 from the scope of SFAS 157. In February 2008, the FASB also issued FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items recognized or disclosed at fair value on an annual or more frequently occurring basis, until fiscal years beginning after November 15, 2008. The Plan’s management does not expect the adoption of SFAS 157 to have a material impact on the Plan’s financial position or results of operations.

3.	Security Transactions

Franklin common stock is purchased upon exercise of options under the Plan and such purchase is effective as of the last day of each six (6) month purchase period. The value of the amount of shares of Franklin common stock purchased upon exercise of the options is based upon the amount of the participants’ payroll deduction contributions plus the value of the amount of shares that participants receive at the time Franklin provides matching grants, if any.

Franklin common stock is issued directly to the participants from unissued shares designated for the Plan. For the Plan’s fiscal years ended July 31, 2008, 2007 and 2006, the number of shares issued, including purchases and matching grants were approximately 405,000, 400,000 and 515,000, respectively. Since inception of the Plan, approximately 4,398,000 of the 8,000,000 designated shares have been issued under the Plan.

4.	Federal Income Tax Status

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. The Plan Administrator believes the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of Franklin common stock purchased under the Plan, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plan.

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5.	Plan Amendments

The Plan was amended and restated by the Board of Directors of Franklin on June 17, 2008 to increase the amount of the discount on the purchase price from 10% to 15% for shares purchased in purchase periods commencing on and after August 1, 2008. In addition, the June 2008 amendments eliminated provisions in the Plan regarding Franklin’s discretionary matching grants under the Plan for purchase periods commencing on and after August 1, 2008. The June 2008 amendments to the Plan did not require the approval of Franklin’s stockholders.

Effective August 1, 2007, the duration of purchase periods changed from a twenty-four (24) month purchase period to a six (6) month purchase period. Purchase periods continue to commence on February 1 and August 1 of each year. The purchase and accrual periods are approximately six (6) months and run from February 1 to July 31 each year and from August 1 each year to January 31 of the following year. As a result of these amendments, the accrual period and the purchase period have the same meaning for purchases made on or after August 1, 2007. The fair market value of the common stock is determined on the enrollment date or the exercise date for the duration of the purchase period of six (6) months. The Plan Administrator has the authority to change any purchase period and the length of the accrual periods within each purchase period subsequent to the initial purchase period by announcement at least ten (10) days prior to the commencement of the purchase period and to determine whether subsequent purchase periods shall be consecutive or overlapping.

Effective May 31, 2007, the Company registered an additional 4,000,000 shares of common stock to be offered and sold under the Plan as approved by the stockholders on January 25, 2007 at the annual stockholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: October 2, 2008	FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

/s/ KENNETH A. LEWIS
Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Authorized Representative of the Plan Administrator of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Perry-Smith, LLP, Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm